Exhibit 21.1

Subsidiaries of BioMarin Pharmaceutical Inc. as of December 31, 2016

Name	Direct Parent(s)	Ownership	Jurisdiction of Incorporation
BioMarin UK Ltd.	BioMarin Pharmaceutical Inc.	100%	United Kingdom
BioMarin GALNS Ltd.	BioMarin Pharmaceutical Inc.	100%	Ireland
BioMarin International Holdings, Inc.	BioMarin Pharmaceutical Inc.	100%	Delaware
BioMarin International Ltd.	BioMarin GALNS Ltd.	100%	Ireland